March 15, 2010
VIA EDGAR
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attention: Mr. William H. Thompson
RE:
Crown Crafts, Inc.
Form 10-K for Fiscal Year Ended March 29, 2009
Filed June 29, 2009
Form 10-Q for Fiscal Quarter Ended December 27, 2009
Filed February 10, 2010
Form 8-K
Filed February 10, 2010
File No. 1-7604

Ladies and Gentlemen:
Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the letter to the undersigned from William H. Thompson dated March 2, 2010 (the “Comment Letter”). For the Staff’s convenience, we have set forth below, in italics type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto. All references to disclosures in future filings are qualified to the extent that such statements are true, correct and applicable at such time.
Form 10-K for Fiscal Year Ended March 29, 2009
Item 1. Business, page 2
Product Design and Styling, page 3
1.
If material, please disclose the estimated amount spent during the last two years on research and development activities and disclose your accounting policy in the summary of significant accounting policies on page F-7.

U.S. Securities and Exchange Commission
March 15, 2010

Response: The Company does not engage in research and development activities as such terms are defined in FASB ASC 730-10-20, which defines research as “planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (referred to as product) or a new process or technique (referred to as a process) or in bringing about a significant improvement to an existing product or process.” Development is defined in the FASB ASC as “the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use.” The Company’s designers and stylists are not engaged in a search for the discovery of new knowledge. These individuals create new designs from the existing body of knowledge within the industry. Furthermore, when designing products under the Company’s various licensed brands, the Company’s designers must coordinate their efforts with the licensors’ design teams, which have final approval authority for such designs. In addition, several of the Company’s customers prescribe and must approve many of the Company’s new designs as they relate to private label brands.

Upon further consideration in connection with the Comment Letter, the Company intends to clarify its disclosure related to product design and styling in future filings and avoid the characterization of the expenditures associated with its product design and styling activities as research and development. The Company anticipates that such disclosure in future filings will include, but not necessarily be limited to, the following:

Product Design and Styling
The Company believes that its creative team is one of its key strengths. Product design ideas are drawn from various sources and are reviewed and modified by the design staff to ensure consistency within the Company’s existing product offerings and the themes and images associated with such existing products. In order to respond effectively to changing consumer preferences, the Company’s designers and stylists attempt to stay abreast of emerging lifestyle trends in color, fashion and design. When designing products under the Company’s various licensed brands, the Company’s designers coordinate their efforts with the licensors’ design teams to provide for a more fluid design approval process and to effectively incorporate the image of the licensed brand into the product. The Company’s product designs are both created internally and obtained from numerous additional sources, including contract graphic artists, decorative fabric manufacturers and apparel designers. The Company’s designs include traditional, contemporary, textured and whimsical patterns across a broad spectrum of retail price points. The Company also creates designs for exclusive sale by certain of its customers under the Company’s brands, as well as the customers’ private label brands.

U.S. Securities and Exchange Commission
March 15, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10
Results of Operations, page 10
2.
Please include a discussion and analysis of any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenue or income from continuing operations. For example, discuss your reliance on significant customers and licensing agreements and the risks and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition, such as your ability to maintain relationships with significant customers and renew license agreements as well as known trends in replacement orders. In addition, disclose known events that will cause a material change in the relationship between costs and revenues such as your program of cost reductions and outsourcing your manufacturing to foreign contract manufacturers. Refer to Item 303(a)(3) of Regulation S-K.

Response: With regard to the Commission’s reference to the Company’s program of cost reductions and the outsourcing of its manufacturing to foreign contract manufacturers, the Company has substantially completed these activities and does not anticipate that there will be a further material change in the relationship between costs and revenues resulting from these activities. Upon further consideration in connection with the Comment Letter, the Company intends to clarify its disclosure in future filings by eliminating the references to these activities. In addition, the Company offers the following proposed revised disclosure, as a separate paragraph on page 11, immediately preceding the section titled “Financial Position, Liquidity and Capital Resources”:

Known trends and uncertainties: The Company’s financial results are closely tied to the sales to the Company’s top three customers, which represented approximately 78% and 77% of the Company’s gross sales in fiscal years 2009 and 2008, respectively. These customers are experiencing the impact of a significant economic downturn, which is restricting the Company’s opportunities for growth with respect to these customers. Should economic conditions not improve or further deteriorate, the Company could experience continued revenue pressure. The Company’s financial results are also closely tied to the sales of licensed products, which represented 51% and 43% of the Company’s gross sales in fiscal years 2009 and 2008, respectively. The Company’s infant and toddler license agreements with Disney Enterprises, Inc. expire December 31, 2010 and December 31, 2009 [Note: this latter agreement has subsequently been extended], respectively. The Company could experience a material loss of revenues if it is unable to renew these license agreements, its other major license agreements or obtain new licenses. For a further discussion of trends, uncertainties and other factors that could impact the Company’s operating results, refer to the section titled “Risk Factors” in Item 1A, which is incorporated herein by reference.

U.S. Securities and Exchange Commission
March 15, 2010

Schedule II, page 19
3.
Please tell us why you present inventory valuation accounts in the schedule when a reduction in the carrying amount of inventory from cost to market is viewed as creating a new “cost basis.” Also, please confirm to us that write-downs of inventory to the lower of cost or market are recovered only through sale or disposition of the inventory and not restored if market value recovers prior to sale or disposition.

Response: Upon further consideration in connection with the Comment Letter, the Company believes that the Company’s inventory valuation accounts should not be presented in Schedule II, and the Company will therefore omit such presentation of its inventory valuation accounts in future filings. The Company confirms to the Staff that its write-downs of inventory to market value are recovered only through sale or disposition of the inventory and not restored if market value recovers prior to sale or disposition. Accordingly, the Company in future filings will clarify its disclosure related to inventory by eliminating reference to the allowances for inventory classified as irregular or discontinued, as these amounts represent an adjustment to reflect the inventory at the lower of cost or market.

Item 8. Financial Statements and Supplementary Data, page 24
Report of Independent Registered Public Accounting Firm, pages F-1 and F-2
4.
Please confirm to us that you received manually signed copies of the reports and that the reports include the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X. In future filings the reports of independent registered public firms included in the document should comply with Rule 2-02 of Regulation S-X.

Response: The Company confirms that it received manually signed copies of the reports. The Company further confirms that the manually signed copies of the reports include the city and state where issued, and the Company intends to include the city and state where issued in the electronic version of the report that is included in future filings.

Notes to Consolidated Financial Statements, page F-7
Segments and Related Information, page F-9
5.
Please disclose sales for each product or group of similar products as required by FASB ASC 280-10-50-40 or disclose why presenting such information is impracticable. If you believe disclosure of sales for each product or group of similar products is not applicable to your facts and circumstances, please advise.

U.S. Securities and Exchange Commission
March 15, 2010

Response: Pursuant to FASB ASC 280-10-50-40, the Company offers the following proposed revised disclosure, and intends to make similar disclosure in future filings, appended to the end of the section titled “Segments and Related Information”:

Net sales of bedding, blankets and accessories amounted to $71.9 million and $57.8 million in fiscal years 2009 and 2008, respectively. Net sales of bibs and bath products amounted to $15.5 million and $17.1 million in fiscal years 2009 and 2008, respectively.
Royalty payments, page F-9
6.	Please tell us the amount of royalty income offset against royalty expense for each year presented, and your basis in GAAP for classifying royalty income in cost of sales.

Response: The Company received no royalty income in fiscal year 2009 and received $7,000 of royalty income in fiscal year 2008, and has thus justified the presentation of royalty income as a reduction of royalty expense on the basis that the amount of royalty income is not material to the line item. In future filings, the Company intends to omit any reference to royalty income, or in the event that such amounts reach a level of materiality, appropriately reclassify it as royalty income elsewhere in the Company’s consolidated financial statements.

(Loss) Earnings Per Share, page F-9
7.
Please disclose securities that could potentially dilute basic (loss) earnings per share in the future that were not included in the computation of diluted (loss) earnings per share because to do so would have been anti-dilutive for the periods presented. Refer to FASB ASC 260-10-10-50-1(c).

Response: Pursuant to FASB ASC 260-10-50-1(c), the Company offers the following proposed revised disclosure, and intends to make similar disclosure in future filings, appended at the end of the section titled “(Loss) Earnings Per Share”, immediately preceding the table on page F-10:

Diluted shares used in the calculation of the diluted loss per share for the fiscal year ended March 29, 2009 represented basic shares. Due to the net loss experienced by the Company in fiscal year 2009, the inclusion of the potentially dilutive effect of the 214,000 exercisable stock options in the calculation of actual diluted shares would have resulted in anti-dilution.

U.S. Securities and Exchange Commission
March 15, 2010

Note 3 — Acquisition, page F-11
8.
We note your disclosure in Form 8-K/A filed January 22, 2008 that the pro forma adjustment to acquired inventories reflects estimated selling prices less the sum of the costs of disposal and a reasonable profit, and that the adjustment reduced the carrying value of acquired inventories. Please tell us how you compute the estimated costs of disposal and a reasonable profit allowance for the selling effort.

Response: The Company valued the acquired inventory pursuant to Paragraph 37(c) of Statement of Financial Standards No. 141, Business Combinations, which was the relevant accounting standard in use on the acquisition date. The Company, in its evaluation of estimated selling prices, relied heavily upon its sales management personnel, who have extensive experience in properly pricing and moving closeout products. The Company then reduced the estimated selling prices by the estimated costs of disposal, consisting of the Company’s 18% rate for its standard overhead, which included the costs of distribution, design, procurement, royalties and other administrative costs. The Company further reduced the selling price by an estimate of customer allowances of 4%, and a profit of approximately 5%.

The Company believes that it arrived at a valuation amount of the acquired inventory that differed from the amount arrived at by Springs Global US, Inc. (“Springs”) mainly because the Company’s plans for the ultimate disposal of the acquired inventory were demonstrably different than such plans that had served as the basis for Springs in its valuation of such inventory. In particular, the Company believes that if the acquisition had not occurred, Springs’ intent would have been to sell the inventory at its regular selling prices and during the normal course of its operations. Because of the magnitude of the acquired inventory in relation to the anticipated increase in sales resulting from the acquisition, the Company’s intent was to discount the selling prices of the acquired inventory in order to sell the inventory at a more accelerated rate, which is precisely what the Company successfully did.

U.S. Securities and Exchange Commission
March 15, 2010

Form 10-Q for Fiscal Quarter Ended December 27, 2009
Note 2 — Acquisition, page 7
9.	Please expand your disclosure to include the information required by FASB ASC 805-10-50-2(h). In particular, disclose the following:
•	the amount of revenue and earnings of the acquiree since the acquisition date included in the consolidated statement of income;

•	the revenue and earnings of the combined entity for the current reporting period as though the acquisition had been as of the beginning of the annual reporting period; and

•	the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition had occurred as of the beginning of the comparable prior annual reporting period.
If disclosure of any of the information is impracticable, then disclose that fact and explain why the disclosure is impracticable.

Response: Upon further consideration in connection with the Comment Letter, it is the Company’s view that the revenue of Neat Solutions, Inc. (“Neat Solutions”) since the acquisition date should be disclosed pursuant to FASB ASC 805-10-50-2(h)(1). However, because the operations of Neat Solutions have been integrated with those of Hamco, Inc., a wholly-owned subsidiary of the Company, and because the assets acquired from Neat Solutions do not exist as a discrete entity within the Company’s internal corporate structure, it is impracticable to determine the earnings generated by the assets acquired from Neat Solutions since the acquisition date. The Company further believes that the pro forma impact of the acquisition is not material.

In consideration of the response set forth above, the Company offers the following proposed revised disclosure, and intends to make similar disclosure in future filings, appended below the table on page 7, immediately preceding “Note 3 — Temporary Investments — Restricted”:

Net sales of bibs, bath and germ protection products for the three and nine-month periods ended December 27, 2009 increased by $1.1 million and $2.2 million, respectively, as a result of the Neat Solutions Acquisition. Because the operations of Neat Solutions, Inc. have been integrated with those of Hamco, and because the assets acquired from Neat Solutions, Inc. do not exist as a discrete entity within the Company’s internal corporate structure, it is impracticable to determine the earnings generated by the assets acquired from Neat Solutions, Inc. since the acquisition date. The Company believes that the pro forma impact of the acquisition is not material.

U.S. Securities and Exchange Commission
March 15, 2010

Form 8-K Filed February 10, 2010
10.
We note that your calculation of EBITDA in the press release furnished as an exhibit includes an adjustment for goodwill impairment charges. As such, the non-GAAP measure should not be characterized as EBITDA. When you include an adjustment that is not included in the definition of EBITDA as set forth in Item 10(e) of Regulation S-K, please revise the title of the non-GAAP measure to clearly identify the earnings measure being used and all adjustments. Refer to question 103.01 of the Division’s Compliance & Disclosure Interpretations on the use of non-GAAP measures available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings, if the Company includes an adjustment to EBITDA, then the Company intends to use the title “Adjusted EBITDA” instead of “EBITDA”; and in such instance, the Company also intends to appropriately define the non-GAAP measure (e.g. “Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and the goodwill impairment charge.”).

The Company hereby acknowledges that:
i.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced herein;

ii.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced herein; and

iii.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses to the Comment Letter set forth above, please do not hesitate to contact the undersigned at (225) 647-9111 or by facsimile at (225) 647-9112.

Sincerely,
/s/ E. Randall Chestnut
E. Randall Chestnut
President and Chief Executive Officer